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                                                                    Exhibit 20.2

                              INFORMATION STATEMENT

                             REGARDING THE MERGER OF

                            AVIARY ACQUISITION CORP.

                          A WHOLLY OWNED SUBSIDIARY OF

                               EMULEX CORPORATION

                                  WITH AND INTO

                                VIXEL CORPORATION

GENERAL

         This Information Statement is being furnished to the former stockholders of Vixel Corporation, a Delaware corporation ("Vixel"), in connection with the merger (the "Merger") of Aviary Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Emulex Corporation, a Delaware corporation ("Emulex"), with and into Vixel, pursuant to the General Corporation Law of the State of Delaware (the "DGCL"). As of November 17, 2003, when the Merger became effective (the "Effective Time"), the Purchaser owned more than 90% of Vixel's outstanding shares of common stock, par value $0.0015 per share, including the associated preferred stock purchase or other rights issued pursuant to the Rights Agreement, dated as of November 15, 2000, by and between Vixel and Computershare Trust Company, Inc., as amended from time to time (together, the "Shares") and all of Vixel's outstanding shares of Series B convertible preferred stock, par value $0.001 per share (the "Series B Preferred Stock"). Because the Purchaser owned more than 90% of the outstanding Shares and all of the Series B Preferred Stock immediately prior to the Effective Time, under the DGCL, no action was required by Vixel's stockholders (other than the Purchaser) for the Merger to become effective.

         As a result of the Merger, the separate corporate existence of the Purchaser has terminated and Vixel has become a wholly owned subsidiary of Emulex. Pursuant to the terms of the Merger, at the Effective Time, each stockholder of Vixel immediately prior to the Effective Time (other than the Purchaser, Emulex, Vixel, or any other wholly owned subsidiary of Emulex) (the "Remaining Stockholders") is entitled to receive $10.00, subject to applicable withholding, without interest, for each Share upon surrender of such stockholder's stock certificate(s) as hereinafter set forth. This amount is equal to the price paid by the Purchaser in its recently completed cash tender offer for all outstanding Shares and Series B Preferred Stock (the "Offer"). A copy of the Agreement and Plan of Merger by and among Emulex, the Purchaser and Vixel, dated as of October 8, 2003 (the "Merger Agreement"), pursuant to which the Merger was effected, is attached as Exhibit (d)(1) to the Purchaser's Tender Offer Statement on Schedule TO, dated October 15, 2003, and filed with the United States Securities and Exchange Commission ("SEC") on that date.

         Any Remaining Stockholder who does not wish to accept the $10.00 net per Share payment for his, her or its Shares pursuant to the Merger has the right under the DGCL to seek an appraisal of and to be paid the fair cash value of his, her or its Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. See "Rights of Dissenting Stockholders" below. IN ORDER TO PERFECT SUCH RIGHT OF APPRAISAL, A REMAINING STOCKHOLDER MUST MAKE A WRITTEN DEMAND FOR APPRAISAL OF HIS, HER OR ITS SHARES TO VIXEL WHICH MUST BE POSTMARKED, IF MAILED TO VIXEL, OR OTHERWISE RECEIVED BY VIXEL ON OR BEFORE DECEMBER 11, 2003. Such demands should be sent to Vixel
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Corporation c/o Emulex Corporation, 3535 Harbor Boulevard, Costa Mesa,
California 92626, Attention: Randall G. Wick, Vice President, General Counsel. The accompanying Notice of Merger provides the notice to Remaining Stockholders required by Section 253(d) and 262(d) of the DGCL. The text of Section 253 of the DGCL, describing the statutory authorization for the Merger, and Section 262 of the DGCL, setting forth dissenting stockholders' rights of appraisal, is attached hereto as Annex A.

         A detailed discussion of the Offer and the Merger, as well as other important information concerning Vixel, was included in the Purchaser's Offer to Purchase, dated October 15, 2003 (as amended and supplemented through the date hereof, the "Offer to Purchase") and Vixel's Solicitation/Recommendation Statement on Schedule 14D-9, dated October 15, 2003 (as amended and supplemented through the date hereof, the "Schedule 14D-9"), copies of which were sent to all of Vixel's stockholders on or about October 15, 2003. The Offer to Purchase was filed with the SEC on October 15, 2003 as an exhibit to the Tender Offer Statement on Schedule TO ("Schedule TO") filed by Emulex and the Purchaser on the same date and was amended and supplemented on November 4, 2003, November 5, 2003, November 10, 2003 and November 13, 2003. The Schedule TO, together with all amendments and supplements through the date hereof, and the Schedule 14D-9, are accessible on the internet at the website maintained by the SEC at http://www.sec.gov. The documents are available for inspection at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and should also be obtainable by mail, upon payment of the SEC's customary charges, by writing to the SEC's principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549. Additional copies of the Offer to Purchase may also be obtained from the Paying Agent (as defined below) at the address set forth below. EACH REMAINING STOCKHOLDER IS URGED TO READ CAREFULLY THE INFORMATION CONTAINED IN THE OFFER TO PURCHASE, THE SCHEDULE 14D-9, THE MERGER AGREEMENT AND THIS INFORMATION STATEMENT IN CONSIDERING WHETHER TO ACCEPT THE $10.00 NET PER SHARE CASH PAYMENT PURSUANT TO THE MERGER OR TO SEEK AN APPRAISAL OF HIS, HER OR ITS SHARES.

SURRENDER OF STOCK CERTIFICATES; PAYMENT TO REMAINING STOCKHOLDERS

         Computershare Trust Company of New York has been designated as the paying agent (the "Paying Agent") to effect the exchange of stock certificates representing Shares for cash pursuant to the Merger. In order to receive the $10.00 per Share payment, Remaining Stockholders must complete the enclosed Letter of Transmittal and deliver their stock certificate(s) and the enclosed Letter of Transmittal and any other documents required by the Letter of Transmittal to the Paying Agent by mail, hand or overnight courier at one of the following addresses:

   BY REGISTERED OR CERTIFIED MAIL:           BY HAND OR OVERNIGHT COURIER:

Computershare Trust Company of New York  Computershare Trust Company of New York
          Wall Street Station                       Wall Street Plaza
             P.O. Box 1010                     88 Pine Street, 19th Floor
        New York, NY 10268-100                     New York, NY 10005

                              GENERAL INFORMATION:

                                 1-800-245-7630

         A return envelope addressed to the Paying Agent is enclosed for this purpose. THE METHOD OF DELIVERY OF STOCK CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE REMAINING STOCKHOLDER, BUT IF YOU CHOOSE TO DELIVER BY MAIL, WE SUGGEST YOU SEND YOUR MATERIALS BY REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED.

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         Remaining Stockholders should read carefully and follow the instructions in the Letter of Transmittal. Certificates need not be endorsed and stock powers and signature guarantees are unnecessary if the cash payment is to be made to the registered holder of the surrendered stock certificate(s) at the address shown on the Letter of Transmittal. If, however, payment is to be made to a person other than the registered holder of the surrendered stock certificate, then (a) the certificate must be endorsed or accompanied by a separate stock power, in either case signed exactly as the name or names of the registered holder or holders appear on the certificate, (b) signatures of endorsement for transfer on the stock certificate or on a separate stock power must be guaranteed by a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program and (c) the person surrendering the stock certificate(s) must pay to the Paying Agent the amount of any transfer or other taxes payable on account of the payment to such other person or establish to the satisfaction of the Paying Agent that such tax has been paid or is not applicable.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

         The following is a general summary of certain United States federal income tax consequences of the Merger to Remaining Stockholders whose Shares are converted into the right to receive cash in the Merger. This discussion is for general information purposes only and does not address all aspects of United States federal income taxation that may be relevant to particular holders of Shares in light of their specific investment or tax circumstances. The tax consequences to any particular stockholder may differ depending on that stockholder's own circumstances and tax position. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations issued thereunder, and administrative and judicial interpretations thereof, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion applies only to holders who hold Shares as "capital assets" within the meaning of
Section 1221 of the Code and may not apply to holders who acquired their Shares pursuant to the exercise of employee stock options or otherwise as compensation. In addition, this discussion does not apply to certain types of holders subject to special tax rules including, but not limited to, non-U.S. persons, insurance companies, tax-exempt organizations, financial institutions, and brokers or dealers, holders who perfect their appraisal rights, if any, or persons who hold their Shares as a part of a straddle, hedge, conversion transaction, or other integrated investment. The tax consequences of the Merger to a Remaining Stockholder who holds Shares through a partnership or other pass-through entity generally will depend upon such Remaining Stockholder's status for United States federal income tax purposes.

         EACH REMAINING STOCKHOLDER IS URGED TO CONSULT HIS, HER OR ITS TAX ADVISOR REGARDING THE SPECIFIC UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE MERGER IN LIGHT OF HIS, HER OR ITS SPECIFIC TAX SITUATION.

         The receipt of cash for Shares pursuant to the Merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under state, local, or foreign tax laws. In general, a Remaining Stockholder who receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and his, her or its tax basis in the Shares exchanged. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same time and price) exchanged pursuant to the Merger. Such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if such Shares have been held for more than one year at the time of disposition. In the case of a tendering noncorporate stockholder, long-term capital gains will generally be eligible for a maximum U.S. federal income tax rate of 15%. The claim of a deduction in respect of a capital loss is subject to limitations.

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         A Remaining Stockholder (other than certain exempt stockholders, including, among others, all corporations and certain foreign individuals) that tenders Shares may be subject to backup withholding at a rate equal to the fourth lowest rate applicable to ordinary income of unmarried individuals (under current law, the backup withholding rate is 28%) unless such stockholder provides to the Paying Agent its taxpayer identification number ("TIN") and certifies under penalty of perjury that that such TIN is correct (or properly certifies that it is awaiting a TIN) and certifies as to no loss of exemption from backup withholding by completing the Form W-9 in the Letter of Transmittal and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the U.S. federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the United States Internal Revenue Service ("IRS"). If backup withholding results in an overpayment of tax, a refund can be obtained by the Remaining Stockholder by filing a U.S. federal income tax return. A Remaining Stockholder that does not furnish a required TIN or that does not otherwise establish a basis for an exemption from backup withholding may be subject to a penalty imposed by the IRS. Each Remaining Stockholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding.

RIGHTS OF DISSENTING STOCKHOLDERS

         Under applicable provisions of the DGCL, any Remaining Stockholder who does not wish to accept the $10.00 net per Share payable pursuant to the Merger has the right to seek an appraisal in the Delaware Court of Chancery and be paid the fair cash value of his, her or its Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger), provided that such holder complies with the provisions of Section 262 of the DGCL.

         The following is a brief summary of the statutory procedures to be followed by a Remaining Stockholder in order to dissent from the Merger and perfect appraisal rights under the DGCL. THIS SUMMARY IS NOT INTENDED TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SECTION 262 OF THE DGCL, THE TEXT OF WHICH IS SET FORTH IN ANNEX A HERETO.

         If any Remaining Stockholder elects to exercise his, her or its right to dissent and demand appraisal, such stockholder must make a written demand on Vixel, as the surviving corporation of the Merger, for payment of the value of his, her or its Shares, on or before December 11, 2003 which date is 20 days after the date on which the Notice of Merger and this Information Statement were mailed to Remaining Stockholders. All such demands should be sent to Vixel Corporation c/o Emulex Corporation, 3535 Harbor Boulevard, Costa Mesa, California 92626, Attention: Randall G. Wick, Vice President, General Counsel. Each such demand must reasonably inform Vixel of the identity of the Remaining Stockholder and that such stockholder is thereby demanding appraisal of his, her or its Shares.

         TO BE EFFECTIVE, A DEMAND FOR APPRAISAL MUST BE EXECUTED BY OR FOR THE STOCKHOLDER OF RECORD, FULLY AND CORRECTLY, AS SUCH STOCKHOLDER'S NAME APPEARS ON HIS, HER OR ITS STOCK CERTIFICATE(S) REPRESENTING SHARES AND CANNOT BE MADE BY THE BENEFICIAL OWNER IF THE BENEFICIAL OWNER DOES NOT ALSO HOLD THE SHARES OF RECORD. THE BENEFICIAL HOLDER MUST, IN SUCH CASES, HAVE THE REGISTERED OWNER SUBMIT THE REQUIRED DEMAND IN RESPECT OF SUCH SHARES. BENEFICIAL OWNERS WHO ARE NOT RECORD OWNERS, INCLUDING, WITHOUT LIMITATION, PERSONS WHOSE SHARES ARE HELD OF RECORD BY A BROKER OR BY A CENTRAL DEPOSITORY OR A CENTRAL DEPOSITORY'S NOMINEE, AND WHO WISH TO EXERCISE APPRAISAL RIGHTS ARE ADVISED TO CONSULT PROMPTLY WITH THE APPROPRIATE RECORD OWNERS AS TO THE TIMELY EXERCISE OF APPRAISAL RIGHTS.

         If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made in such capacity. If Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by or

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for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner or owners. A record owner, such as a broker, who holds Shares as a nominee for others may exercise his, her or its right of appraisal with respect to the Shares held for one or more beneficial owners, while not exercising such right for other beneficial owners. In such case, the written demand must set forth the number of Shares as to which the record owner dissents. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights within 20 days following the mailing of the Notice of Merger.

         Within 120 days after the Effective Time, but not thereafter, either Vixel or any Remaining Stockholder who has complied with the requirements of
Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery (the "Court") demanding a determination of the fair value of the Shares held by all Remaining Stockholders entitled to appraisal rights. Vixel does not currently intend to file such a petition. Inasmuch as Vixel has no obligation to file such a petition, it is the responsibility of the dissenting Remaining Stockholders to initiate all necessary action to perfect their appraisal rights within the time prescribed in
Section 262 of the DGCL.

         An appraisal demand may be withdrawn by a Remaining Stockholder within 60 days after the Effective Time. Upon withdrawal of an appraisal demand, the Remaining Stockholder will be entitled to receive payment of $10.00 per Share, upon surrender to the Paying Agent of the certificate(s) representing his, her or its Shares, subject to applicable withholding, without interest pursuant to the Merger in respect of each Share for which a previous valid appraisal demand has been withdrawn.

         If a petition for appraisal is duly filed by any Remaining Stockholder and a copy thereof is delivered to Vixel, Vixel will then be obligated within 20 days thereafter to provide the Court with a duly verified list containing the names and addresses of all Remaining Stockholders who have demanded an appraisal of their Shares. After notice to such Remaining Stockholders, the Court is empowered to conduct a hearing upon the petition to determine those Remaining Stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights under that section. The Court may require the Remaining Stockholders who have demanded appraisal of their Shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings. If any Remaining Stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such Remaining Stockholder.

         If a petition for an appraisal is timely filed, after a hearing on such petition, the Court will determine which Remaining Stockholders are entitled to appraisal rights and thereafter will appraise the Shares owned by such Remaining Stockholders, determining the fair value of such Shares exclusive of any element of value arising from the accomplishment or expectation of the Merger. When the value is so determined, the Court will direct the payment by Vixel of such value, with a fair rate of interest thereon if the Court so determines, to the Remaining Stockholders entitled to receive the same, upon surrender to Vixel by such stockholders of the certificates representing such Shares.

         In determining fair value, the Court will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that, in making this determination of fair value, the Court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise

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and any other facts which could be ascertained as of the date of the merger which shed any light on future prospects of the merged corporation. In addition, the Delaware Supreme Court stated that elements of future value "which are known or susceptible of proof as of the date of the merger and not the product of speculation" may be considered. However, the Court noted that Section 262 provided that fair value is to be determined "exclusive of any element of value arising from the accomplishment or expectation of the merger". The value so determined in this situation could be more or less than or equal to the consideration of $10.00 net per Share payable pursuant to the Merger.

         The costs of the appraisal proceeding may be determined by the Court and taxed upon the parties thereto (i.e., Vixel and the Remaining Stockholders participating in the appraisal proceeding) by the Court as the Court deems equitable in the circumstances. Upon the application of a Remaining Stockholder, the Court may determine the amount of interest, if any, to be paid upon the value of the Shares of the Remaining Stockholders entitled thereto. Upon application of a Remaining Stockholder, the Court may order all or a portion of the expenses incurred by any Remaining Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such a determination or assessment each party bears its own expenses.

         Any Remaining Stockholder who has duly demanded appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote, for any purpose, the Shares subject to such demand or to receive payment of dividends or any other distribution with respect to such Shares (other than with respect to payment as of a record date prior to the Effective Time) or to receive the cash payment of $10.00 net per Share pursuant to the Merger; provided, however, that if no petition for appraisal shall be filed within 120 days after the Effective Time, as provided above, or if such Remaining Stockholder shall deliver a written withdrawal of such demand for appraisal and an acceptance of the Merger, either within 60 days after the Effective Time, as provided above, or thereafter with the written approval of Vixel, then the right of such stockholder to appraisal shall cease, and the Remaining Stockholder shall be entitled to receive, upon surrender to the Paying Agent of the certificate(s) representing his, her or its Shares, $10.00 per Share, subject to applicable withholding, without interest.

         FAILURE TO TAKE ANY REQUIRED STEP IN CONNECTION WITH THE EXERCISE OF APPRAISAL RIGHTS MAY RESULT IN THE TERMINATION OR WAIVER OF SUCH RIGHTS.

         A payment received by a Remaining Stockholder pursuant to a demand for appraisal rights will generally be taxed in the same manner as the receipt of cash pursuant to the Merger.

         THE NOTICE OF MERGER WHICH ACCOMPANIES THIS INFORMATION STATEMENT PROVIDES THE NOTICE TO STOCKHOLDERS REQUIRED BY SECTION 262 OF THE DGCL. THE NOTICE OF MERGER AND THIS INFORMATION STATEMENT WERE MAILED TO REMAINING STOCKHOLDERS ON NOVEMBER 21, 2003 AND, THEREFORE, REMAINING STOCKHOLDERS WHO WISH TO EXERCISE DISSENTERS' RIGHTS MUST DELIVER A WRITTEN DEMAND TO VIXEL FOR PAYMENT OF THE FAIR VALUE OF THEIR SHARES, POSTMARKED, IF MAILED TO VIXEL, OR OTHERWISE RECEIVED BY VIXEL ON OR BEFORE DECEMBER 11, 2002.

BACKGROUND OF THE MERGER

         Emulex continually explores and conducts internal discussions with regard to acquisitions and other strategic corporate transactions that are consistent with its corporate strategies.

         In November 2002, John Runne, Chairman of Vixel's strategic advisory board, telephoned Paul Folino, chief executive officer of Emulex, to discuss a possible commercial strategic partnership. Preliminary discussions among Mr. Runne and respective representatives of Emulex and Vixel were held in December 2002 and January and February of 2003 regarding strategic partnership opportunities

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relating to their respective product suites, capabilities and technologies.
Based on those conversations, the companies executed a nondisclosure agreement to allow the exchange of confidential information between them in connection with the proposed strategic partnership.

         On March 5, 2003, Mr. Runne contacted Karen Mulvany, executive vice president of business planning and development of Emulex, to suggest the possibility of a business combination involving Emulex and Vixel. Ms. Mulvany indicated a willingness to explore the potential benefits of a business combination involving the two companies, and agreed to meet on March 11, 2003 to further discuss opportunities. On March 11, 2003, Vixel informed Emulex that Vixel was not interested in pursuing a business combination with Emulex at that time but remained open to continued strategic partnership activities, including interoperability development with Emulex.

         From time to time from March 2003 through early June 2003, representatives of the two companies, sometimes including Messrs. Runne and Folino and Ms. Mulvany, held discussions to pursue a strategic partnership and to move forward with interoperability efforts.

         On June 13, 2003, at a meeting between Mr. Folino and James McCluney, chief executive officer of Vixel, Mr. Folino asked Mr. McCluney whether Vixel would be interested in a potential business combination. Mr. McCluney advised Mr. Folino that he would need sufficient time to consider the proposal, and that he would respond following internal discussions, including discussions with Vixel's board of directors at its then-upcoming regular meeting scheduled for July 29, 2003.

         On June 16, 2003, in preliminary response to Mr. Folino's proposal at the June 13th meeting, Mr. McCluney telephoned Mr. Folino to express preliminary interest in a possible business combination. Mr. Folino indicated that Emulex would be in a position to initiate discussions following Emulex's regular meeting of its board of directors scheduled for August 21, 2003. At that point, the parties determined to cease any further discussions regarding a possible business combination pending a determination by the Emulex board of directors at the August 21 meeting to pursue further talks with Vixel.

         During July 2003, representatives of Emulex and Vixel continued to hold discussions to make progress in interoperability development in furtherance of a commercial strategic partnership between the two companies.

         At a regular meeting of the board of directors of Emulex held on August 21, 2003, Ms. Mulvany presented to the board of directors a review of strategic opportunities available to Vixel as part of its ongoing evaluation of changes in the marketplace and opportunities to strengthen its business. These opportunities include, but are not limited to, potential acquisitions or dispositions, collaborations, licensing arrangements or other strategic transactions. In furtherance of this strategy, at the August 21 meeting, the members of the board discussed several potential business combination candidates, including Vixel. Following discussion of the relative merits and risks associated with the various proposed business combinations, the board directed Emulex management to continue to identify and evaluate potential acquisition candidates, and to pursue exploratory discussions with Vixel.

         On August 22, 2003 Mr. McCluney telephoned Mr. Folino to inform him that Vixel had received an offer from a potential third party acquirer. Mr. McCluney inquired as to whether Emulex would be interested in submitting an offer to purchase Vixel. Mr. Folino responded that he needed sufficient time to consider a business combination with Vixel, including, among other things, time for due diligence review of Vixel prior to determining whether Emulex would submit an offer to purchase Vixel. Messrs. McCluney and Folino agreed to continue to talk following further internal evaluation of a potential acquisition of Vixel by Emulex.

         Over the course of the next week, representatives of Emulex conducted due diligence review of Vixel's publicly-filed documents and initiated a preliminary diligence review of non-public information provided by Vixel to Emulex which was responsive to its due diligence requests.

         On August 29, 2003, Emulex delivered to Vixel its formal indication of interest in acquiring Vixel during a conversation among Ms. Mulvany, Mr. Rockenbach and Kurtis L. Adams, Vixel's chief financial officer and Mr. Runne. Also on that date, Emulex engaged Skadden, Arps, Slate, Meagher & Flom LLP as its legal counsel in connection with the proposed transaction.

         From August 29, 2003 through September 4, 2003, representatives of both companies engaged in technical, financial and legal diligence meetings. The parties also discussed potential strategic synergies of the business combination and various other business terms.

         On September 2, 2003, Emulex and Vixel entered into a confidentiality agreement to allow the exchange of confidential information between them in connection with the proposed business combination, which was subsequently amended, in part, on September 23, 2003.

         On September 4, 2003, Emulex retained Merrill Lynch & Co. to act as its financial advisor in the proposed transaction, which engagement was confirmed in writing on September 10, 2003. Also on that date, Messrs. Adams, McCluney, Runne and Reed held an offsite meeting with senior members of Emulex's management to discuss Vixel's business.

         On September 5, 2003, Mr. McCluney met with Mr. Folino, at which time, Mr. Folino stated that a term sheet for an acquisition of Vixel would be forthcoming.

         On September 9, 2003, the board of directors of Emulex convened a meeting. Michael Rockenbach, chief financial officer of Emulex, and Ms. Mulvany also participated in this meeting. Mr. Rockenbach and Ms. Mulvany reviewed with the directors the status of their discussions with representatives of Vixel regarding the potential business combination and management's preliminary views with respect to the strategic, structural, economic, operational, legal and other regulatory issues associated with the business combination. The members of the board of directors of Emulex then discussed the proposed transaction. Following discussion, the board of directors of Emulex authorized Emulex's management to deliver to Vixel a formal offer to purchase Vixel.

         On September 11, 2003, Emulex delivered to Vixel an exclusivity agreement and a non-binding term sheet which contemplated a potential offer to purchase, by means of a cash tender offer followed by a merger for all untendered shares, all outstanding shares of Common Stock and Series B Preferred Stock of Vixel at a price of $9.50 per share net in cash. The term sheet also included the proposed terms of a stockholders agreement and the purchaser option agreement. The offer required Vixel to respond no later than 5:00 p.m. on September 12, 2003. After providing the term sheet to Vixel, Messrs. McCluney and Adams spoke by telephone with Mr. Folino and Ms. Mulvany to review it.

           From September 11, 2003 through September 18, 2003, representatives of Skadden Arps and Heller Ehrman White & McAuliffe, Vixel's outside legal counsel, discussed and negotiated the provisions of the exclusivity agreement and the attached proposed non-binding term sheet. Negotiations related to, among other things, the term of the exclusivity agreement, the proposed size and terms of the break-up fee, the conditions to closing the Offer and the Merger, and the terms of the stockholders agreement and purchaser option agreement. These negotiations resulted in, among other things, a shortening of the term of the exclusivity agreement, a reduction of the proposed break-up fee and an elimination or a softening of other conditions to closing and restrictions on Vixel and its board of directors.

         On September 12, 2003, Vixel requested an extension of the time within which it must respond to the offer until September 16, 2003. On that same date, Emulex agreed to the request for the extension.

         On September 15, 2003, Mr. McCluney telephoned Ms. Mulvany to request an increase in the offer price in light of a competing offer from another bidder. During that conversation, Mr. McCluney also told Ms. Mulvany that, because the prices offered by the two bidders were close, Vixel would not be in a position to negotiate exclusively with Emulex. Emulex then delivered to Vixel an offer to purchase all outstanding shares of Vixel at $9.75 per share to be paid net in cash.

         On September 16, 2003, Mr. McCluney telephoned Mr. Folino to request an increase in the then-current offer price. Later that day, Emulex delivered to Vixel an offer to purchase the Shares at $10.00 per Share in the form of a term sheet revised to reflect the proposed $10.00 price and certain other proposed terms negotiated among Messrs. McCluney, Adams and Folino and Ms. Mulvany in addition to an exclusivity agreement.

         On September 18, 2003, the parties executed the exclusivity agreement.

         On September 22, 2003, Randall G. Wick, vice president and general counsel of Emulex, and Mr. Adams, together with representatives of Skadden Arps and Cooley Godward LLP, as the separate outside patent litigation counsel for each of Emulex and Vixel, spoke to each other regarding ongoing intellectual property litigation matters involving Vixel. On September 24 and 25, 2003, Messrs. Rockenbach and Wick, Ms. Mulvany, Kirk Roller, Emulex's president and chief operating officer, Mike Smith, Emulex's executive vice president of worldwide marketing, Marshall Lee, Emulex's executive vice president, engineering, Greg Scherer, Emulex's senior vice president, business development and chief technology officer, Sadie Herrera, Emulex's executive vice president, human resources/facilities, and Danny Sung, a business development analyst of Emulex, met in Seattle, Washington with Messrs. McCluney, Adams and Runne, Brian Reed, Vixel's vice president, business and market development, Stuart Berman, Vixel's chief technology officer, Kelsey Britz, Vixel's vice president of operations, and Thomas Hughes, Vixel's vice president of product development, to conduct a due diligence review of the business and operations of Vixel. Representatives of Skadden Arps, Merrill Lynch, Heller Ehrman and Goldman, Sachs & Co. also participated in this due diligence investigation.

         On September 23, 2003, Skadden Arps distributed drafts of the definitive agreements relating to the Offer and the Merger, including, among other things, the Merger Agreement, form of stockholders agreement, form of purchaser option agreement and non-competition agreements. Over the course of the next several days that followed, Ms. Mulvany and Messrs. Rockenbach, Wick, McCluney and Adams, together with representatives of Skadden Arps, Heller Ehrman and Goldman Sachs continued to engage in Emulex's due diligence review of Vixel in meetings and on telephone conferences, and to negotiate the terms of the definitive agreements.

         On October 4, 2003, the board of directors of Emulex convened a meeting. Mr. Rockenbach, Ms. Mulvany, representatives of Merrill Lynch and representatives of Skadden Arps also participated in this meeting. Mr. Rockenbach and Ms. Mulvany reviewed with the directors the status of their discussions with representatives of Vixel regarding the potential business combination and management's views with respect to the strategic, structural, economic, operational, legal and other regulatory issues associated with the business combination. A representative of Merrill Lynch then reviewed with the board of directors the financial aspects of the proposed transaction. A representative of Skadden Arps also reviewed certain legal aspects of the proposed transaction. The members of the board of directors of Emulex then discussed the proposed transaction. The board of directors of Emulex then formed a special merger committee for the purpose of finalizing the terms of Offer and Merger, and authorizing the execution of definitive agreements, including the Merger Agreement, Purchaser Option Agreement and the Stockholders Agreements. Following discussion, the board of directors of Emulex, subject to the satisfactory negotiation and resolution of then-open issues relating to the terms Merger Agreement, Stockholders Agreements and other definitive documentation, approved the Offer and the Merger.

         From October 4, 2003 through October 8, 2003, there were numerous discussions between legal counsel to the parties to finalize the language of the definitive agreements. Emulex continued its technical, financial and legal diligence investigation of Vixel's business and products during this period. Emulex also continued to negotiate the terms of non-competition agreements with certain key employees of Vixel. The terms of the stockholders agreement were further negotiated and a number of provisions were removed, including a forced exercise provision relating to options and warrants. In addition, the identities of proposed parties to the stockholders agreement were further discussed and comments from participating parties were incorporated. The purchaser option was revised as a result of the dual classes of stock (preferred and common) involved so as to coordinate and comply with the Nasdaq rules and regulations. On October 6, 2003, following an update of the then-current open issues relating to the Offer and the Merger and related discussion, the special merger committee of the board of directors of Emulex approved the Merger Agreement, including the Offer and Merger, and the stockholders agreement, and authorized management of Emulex to finalize the definitive documentation.

         After the close of financial markets on the afternoon of October 8, 2003, Emulex and Vixel finalized and executed the definitive Merger Agreement and the purchase option agreement. At the same time, certain stockholders of Vixel signed the Stockholders Agreements, and certain executives of Vixel signed non-competition agreements. A joint press release announcing the transaction was issued immediately after the signing of the definitive Merger Agreement.

         On October 15, 2003, Emulex and the Purchaser commenced the Offer and filed the tender offer materials as exhibits to a tender offer statement on Schedule TO, which they amended on November 4, 2003, November 5, 2003, November 10, 2003 and November 13, 2003.

         The Offer expired at 12:00 midnight, New York City time, on November 12, 2003. Based on information provided by the Paying Agent to Emulex, as of the expiration of the Offer, approximately 23,858,603 Shares, or approximately 91.4% of the outstanding Shares, and all 2,947,650 outstanding shares of Series B Preferred Stock, had been tendered.

         During the Offer, Emulex and Purchaser had ongoing contacts with Vixel and its directors, officers and stockholders.

CONSUMMATION OF THE MERGER

                  The Merger was effected under Section 253 of the DGCL, at 4:18 p.m., Eastern Standard Time, on November 17, 2003, pursuant to resolutions adopted by the Board of Directors of the Purchaser and by the filing of a Certificate of Ownership and Merger with the Secretary of State of the State of Delaware. Since the Purchaser owned more than 90% of the outstanding Shares and all of the outstanding shares of Series B Preferred Stock at the time of the Merger, under the DGCL, the Merger did not require the approval of the Remaining Stockholders. At the Effective Time, the separate corporate existence of the Purchaser ceased and the Purchaser was merged with and into Vixel, and Vixel became a wholly-owned subsidiary of Emulex.

         As a result of the Merger, Shares held by Remaining Stockholders have each been converted into the right to receive $10.00 net per share of Common Stock, subject to the rights of such Remaining Stockholders to seek an appraisal of the fair value of their Shares pursuant to Section 262 of the DGCL, as more fully described above under "Rights of Dissenting Stockholders."

         Pursuant to the terms of the Merger Agreement, at the Effective Time, the certificate of incorporation of the Purchaser became the certificate of incorporation of Vixel as the surviving corporation and the by-laws of the Purchaser as in effect at the Effective Time became the By-laws of Vixel as the surviving corporation. The persons who were directors and officers of the Purchaser, each immediately prior to the Effective Time, became the initial directors and officers of Vixel as the surviving corporation.

PRICE RANGE OF THE SHARES; DIVIDENDS ON THE SHARES

         The Shares have been traded through the Nasdaq National Market under the symbol "VIXL" since October 1, 1999. The following table sets forth, for each of the periods indicated, the high and low reported closing sales prices per Share on the Nasdaq National Market based on published financial sources.

                                                               Common Stock
                                                               ------------
                                                             High         Low
                                                             ----         ---
   Fiscal Year Ended December 31, 2001:
        First Quarter.................................      $ 4.25       $1.00
        Second Quarter................................        5.49        0.75
        Third Quarter.................................        4.71        1.14
        Fourth Quarter................................        2.20        1.40
   Fiscal Year Ended December 31, 2002
        First Quarter.................................      $ 4.35       $1.69
        Second Quarter................................        4.13        1.61
        Third Quarter.................................        2.80        1.10
        Fourth Quarter................................        2.05        1.10
   Fiscal Year Ended December 31, 2003
        First Quarter ................................      $ 3.40       $1.80
        Second Quarter................................        7.35        5.22
        Third Quarter.................................        9.10        5.96
        Fourth Quarter (Through November 14, 2003)....       10.17        7.22

         On October 8, 2003, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the last reported sales price of the Shares on the Nasdaq National Market was $8.54 per Share. On October 14, 2003, the last full trading day prior to the commencement of the Offer, the last reported sales price of the Shares on the Nasdaq National Market was $9.93 per Share. On November 12, 2003, the last full trading day prior to the expiration of the Offer, the last reported sales price of the Shares on the Nasdaq National Market was $9.98 per Share.

         The Purchaser has been advised by Vixel that, other than required dividends on the Series B Preferred Stock, Vixel has not declared or paid any cash dividends during any of the periods indicated in the above table.

ADDITIONAL INFORMATION

         A detailed discussion of the Offer and the Merger, as well as other important information concerning Vixel, was included in the Offer to Purchase and the Schedule 14D-9, copies of which were sent to all of Vixel's stockholders on or about November 15, 2003.

         Any Remaining Stockholder who did not receive a copy of the Offer to Purchase or the Schedule 14D-9, and any Remaining Stockholder who would like additional copies of the Offer to Purchase or the Schedule 14D-9, may contact the Paying Agent at the address set forth under "Surrender of Stock Certificates; Payment to Remaining Stockholders." EACH REMAINING STOCKHOLDER IS URGED TO READ CAREFULLY THE INFORMATION CONTAINED IN THE OFFER TO PURCHASE, THE
SCHEDULE 14D-9 AND THIS INFORMATION STATEMENT IN CONSIDERING WHETHER TO ACCEPT THE $10.00 NET PER SHARE CASH PAYMENT PURSUANT TO THE MERGER OR TO SEEK AN APPRAISAL OF HIS, HER OR ITS SHARES.

         As a result of the Merger, the Shares were eligible for termination of registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and on November 17, 2003, Vixel terminated the registration of the Shares under the Exchange Act. Prior to that date, Vixel was subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, was required to file reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning Vixel's directors and officers, their remuneration, stock options granted to them, the principal holders of Vixel's securities, any material interests of such persons in transactions with Vixel and other matters was required to be disclosed in proxy statements distributed to Vixel's stockholders and filed with the Commission. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities, any material interests of such persons in transactions with the Company and other matters has been disclosed in proxy statements distributed to the Company's stockholders and filed with the SEC. These reports, proxy statements and other information, including the Schedule 14D-9 (including any amendments thereto), filed by the Company (and previously distributed to stockholders) can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, DC 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Company's filings are also available to the public on the SEC's Internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, DC 20549 at prescribed rates. All holders of Shares are urged to obtain and carefully review all of the above described reports, proxy statements and other information in connection with determining whether to exercise appraisal rights.

                               EMULEX CORPORATION

November 21, 2003

                                                                         ANNEX A

                              SECTIONS 253 AND 262
                         OF THE GENERAL CORPORATION LAW
                            OF THE STATE OF DELAWARE

253. MERGER OF PARENT CORPORATION AND SUBSIDIARY OR SUBSIDIARIES

         (a) In any case in which at least 90% of the outstanding shares of each class of the stock of a corporation or corporations (other than a corporation which has in its certificate of incorporation the provision required by Section 251(g)(7)(i) of this title), of which class there are outstanding shares that, absent this subsection, would be entitled to vote on such merger, is owned by another corporation and 1 of the corporations is a corporation of this State and the other or others are corporations of this State, or any other state or states, or the District of Columbia and the laws of the other state or states, or the District permit a corporation of such jurisdiction to merge with a corporation of another jurisdiction, the corporation having such stock ownership may either merge the other corporation or corporations into itself and assume all of its or their obligations, or merge itself, or itself and 1 or more of such other corporations, into 1 of the other corporations by executing, acknowledging and filing, in accordance with Section 103 of this title, a certificate of such ownership and merger setting forth a copy of the resolution of its board of directors to so merge and the date of the adoption; provided, however, that in case the parent corporation shall not own all the outstanding stock of all the subsidiary corporations, parties to a merger as aforesaid, the resolution of the board of directors of the parent corporation shall state the terms and conditions of the merger, including the securities, cash, property, or rights to be issued, paid, delivered or granted by the surviving corporation upon surrender of each share of the subsidiary corporation or corporations not owned by the parent corporation, or the cancellation of some or all of such shares. Any of the terms of the resolution of the board of directors to so merge may be made dependent upon facts ascertainable outside of such resolution, provided that the manner in which such facts shall operate upon the terms of the resolution is clearly and expressly set forth in the resolution. The term "facts," as used in the preceding sentence, includes, but is not limited to, the occurrence of any event, including a determination or action by any person or body, including the corporation. If the parent corporation be not the surviving corporation, the resolution shall include provision for the pro rata issuance of stock of the surviving corporation to the holders of the stock of the parent corporation on surrender of any certificates therefor, and the certificate of ownership and merger shall state that the proposed merger has been approved by a majority of the outstanding stock of the parent corporation entitled to vote thereon at a meeting duly called and held after 20 days' notice of the purpose of the meeting mailed to each such stockholder at the stockholder's address as it appears on the records of the corporation if the parent corporation is a corporation of this State or state that the proposed merger has been adopted, approved, certified, executed and acknowledged by the parent corporation in accordance with the laws under which it is organized if the parent corporation is not a corporation of this State. If the surviving corporation exists under the laws of the District of Columbia or any state or jurisdiction other than this State, subsection (d) of Section 252 of this title shall also apply to a merger under this section.

         (b) If the surviving corporation is a Delaware corporation, it may change its corporate name by the inclusion of a provision to that effect in the resolution of merger adopted by the directors of the parent corporation and set forth in the certificate of ownership and merger, and upon the effective date of the merger, the name of the corporation shall be so changed.

         (c) Subsection (d) of Section 251 of this title shall apply to a merger under this section, and subsection (e) of Section 251 of this title shall apply to a merger under this section in which the surviving corporation is the subsidiary corporation and is a corporation of this State. References to "agreement of merger" in subsections (d) and (e) of Section 251 of this title shall mean for purposes of this subsection the resolution of merger adopted by the board of directors of the parent corporation. Any merger which effects any changes other than those authorized by this section or made applicable by this subsection shall be accomplished under Section 251 or Section 252 of this title.
Section 262 of this title shall not apply to any merger effected under this section, except as provided in subsection (d) of this section.

         (d) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under this section is not owned by the parent corporation immediately prior to the merger, the stockholders of the subsidiary Delaware corporation party to the merger shall have appraisal rights as set forth in Section 262 of this title.

         (e) A merger may be effected under this section although 1 or more of the corporations parties to the merger is a corporation organized under the laws of a jurisdiction other than 1 of the United States; provided that the laws of such jurisdiction permit a corporation of such jurisdiction to merge with a corporation of another jurisdiction.

262. APPRAISAL RIGHTS

         (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

         (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:

                    (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of
Section 251 of this title.

                    (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

                        a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

                        b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

                        c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

                        d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

                   (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

         (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

         (d) Appraisal rights shall be perfected as follows:

                   (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

                   (2) If the merger or consolidation was approved pursuant to
Section 228 or Section 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within ten days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

         (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

         (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

         (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

         (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

         (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

         (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

         (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

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
(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.


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